UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 11, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Sasol to appoint joint-chief executive officers with effect from 1 July 2016


Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Sasol to appoint joint-chief executive officers with effect from 1 July 2016

Today, the Sasol Limited Board of Directors announced the appointment of Bongani Nqwababa and Stephen Russell Cornell as Joint-Presidents and Chief Executive Officers ("Joint-CEOs") of the Company, with effect from 1 July 2016, the beginning of the Company's next financial year. This follows the announcement on 8 June 2015 that David Constable, the President and CEO, had decided not to extend his contract with Sasol beyond 30 June 2016.

Mr Nqwababa is currently Chief Financial Officer of Sasol, and a member of the Sasol Limited Board of Directors and the Group Executive Committee. Mr Cornell is currently the Executive Vice
President: International Operations, and a member of the Group Executive Committee.

Dr Mandla Gantsho, Chairman of Sasol Limited's Board of Directors, said, "Sasol's succession plan for the President and CEO, which enabled the consideration of internal and external candidates in South Africa and globally, has informed the Board's well-considered decision to appoint Steve and Bongani as Joint-CEOs. They have complementary skills, experience, qualifications and backgrounds, and, together, they will form a formidable team to take this large and complex company to the next level of performance and success. Their complementary attributes are well-suited to drive Sasol's growth programme while maintaining momentum for the sustainable repositioning of the Company to respond decisively to the challenging energy landscape."

Dr Gantsho added, "Our Joint-CEO designates have also had relevant industry experience gained prior to joining Sasol at Anglo American Platinum, Eskom and Shell, in respect of Bongani, and BP, Total and Exxon, in respect of Steve. Over the next six months, they will work with David and myself, as part of a thorough transition and handover plan."

The Board of Directors of Sasol Limited has also appointed Paul Victor as Chief Financial Officer and Executive Director, with effect from 1 July 2016. Mr Victor is currently Senior Vice
President: Financial Control Services at Sasol, and served as acting Chief Financial Officer from 10 September 2013 to 28 February 2015.

Dr Gantsho added, "I would like to wish Steve, Bongani and Paul well with their appointments, and, on behalf of the Board of Directors of Sasol Limited, to welcome Steve and Paul onto the Board of Directors of Sasol Limited".


11 December 2015
Johannesburg


Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date December 11, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary